UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A
 or
[   ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2021

Emaginos Inc.
(Exact name of issuer as specified in its charter)

Commonwealth of Virginia, USA
(State or other jurisdiction of incorporation or organization)

36-4703558
(I.R.S. Employer Identification Number)

13428 Maxella Avenue, #144
Marina Del Rey, CA 90292
(Full mailing address of principal executive offices)

(571) 921-4200
(Issuer’s telephone number, including area code)

Item 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (this “Semiannual Report”) contains forward-looking statements that are based upon current expectations which involve risks and uncertainties associated with the Company’s business and the economic environment in which the business operates. Such forward-looking statements include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry and business environment in which we operate. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, which are often, but not always, identified by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results or performance may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions. Readers are cautioned that the above factors are not exhaustive.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of our future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein. All the forward-looking information contained in this Semiannual Report is expressly qualified by this cautionary statement.

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2020, contained in the Company’s Annual Report on Form 1-K, as filed with the Securities and Exchange Commission on April 30, 2021.

In this Semiannual Report, unless otherwise indicated by the context, “we,” “us,” “our,” “our company” and the “Company” refer to Emaginos Inc. Unless otherwise indicated, the terms “dollar” or “$” in this Semiannual Report refer to US dollars, the lawful currency of the United States.

Overview

Emaginos Inc. was incorporated under the laws of the Commonwealth of Virginia on January 24, 2008.

The principal business of the Company is education.  Emaginos is an education company that intends to provide online curriculum and education tools to teachers in an unprecedented time – in the wake of the COVID-19 pandemic. The Company’s management team is currently in the process of developing its K-12 curriculum. The Company’s goal is to provide students with a better and more modern approach to education, preparing them for the work force and an increasingly digital workplace. Our management team believes that the future of education requires: 1) quick adaptation to the current learning environment where parents are struggling to teach their school-aged children on their own, and 2) innovating the curriculum to be able to accommodate for the inability to have in-person classroom sessions.

As many commentators have noted, the education offered by most public schools does not meet students’ expectations and tends to be technologically lacking – a huge infrastructure issue that was only realized once schools were shut down and students were at home trying to understand their coursework on their own. In fact, we have found that most public schools are failing at preparing students for the job market and the technologically savvy society where they will be employed. With this in mind, we developed our business model in a way that is designed to transform the education paradigm while simultaneously generating revenue for the company. We intend to implement a one-stop shop for education resources for both students and teachers alike, using our proprietarily protected names for our web-based platform.

Results of Operations for the Six Months Ended June 30, 2021, and June 30, 2020

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Report.

Revenues

The Company did not generate any revenues in the six months ended June 30, 2021, and 2020 and has not generated any revenues since inception.

Operating Expenses

Operating expenses for the six months ended June 30, 2021, were $210,497, an increase of $47,189 compared to June 30, 2020 ($163,308). For the six months ended June 30, 2021, the increase in operating expenses was mainly due to an increase in general and administrative expenses from $7,932 (2020) to $58,445, offset by a small decrease in professional fees from $30,376 (2020) to $27,052. The increase in general and administrative expenses is directly related to the costs of the offering the Company is currently undertaking as the Company engaged services related to fund raising and marketing.   Professional fees decreased minimally as the Company continued to expend funds related to its funding under its current registration statement.

	For the six months ended June 30, 2021 $	For the six months ended June 30, 2020 $
Consulting Fees	125,000	125,000
Professional Fees	27,052	30,376
General and Administrative Expenses	58,445	7,932
Total	210,497	163,308

Operating Loss. We realized an operating loss of $210,497 for the six months ended June 30, 2021, compared to $163,308 for the six months ended June 30, 2020.

Net Loss. We incurred a net loss of $210,497, for the six months ended June 30, 2021, compared to a net loss of $163,308 for the six months ended June 30, 2020. The primary reason for the increase in net loss is due to an increase in general and administrative fees including marketing and other costs paid to consultants and professionals relative to our current offering under Regulation A.

We will continue to invest in further expanding our operations and a comprehensive marketing campaign with the goal of accelerating the education of potential clients and promoting our name and our products. Given the fact that most of the operating expenses are fixed or have quasi-fixed character management expects them to significantly decrease as a percentage of revenues should revenues commence.

COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

Liquidity and Capital Resources

The Company has been in the start-up phase and has not generated any revenues from its operations, and there is no assurance of future revenues.  The Company does not currently have sufficient funds to carry on its business operations.

We incurred a net loss for the six months ended June 30, 2021, and had an accumulated deficit of $1,632,750 at June 30, 2021 ($1,422,253 – December 31, 2020). At June 30, 2021, we had a cash balance of approximately $9,526, compared to a cash balance at December 31, 2020 of $156. At June 30, 2021, 2020, we had a working capital deficit of $1,310,288, compared to a working capital deficit of $1,100,191 at December 31, 2020. Our existing and available capital resources are not expected to be sufficient to satisfy our funding requirements in the absence of share issuances or other sources of financing.

We have not been able to generate sufficient cash from operating activities to fund our ongoing operations. Since our inception, we have raised capital through private sales of preferred stock, common stock, and debt securities.

We will be required to raise additional funds through public or private financing, collaborative relationships or other arrangements until we are able to raise revenues to a point of positive cash flow. We are evaluating various options to further reduce our cash requirements to operate at a reduced rate, as well as options to raise additional funds, including obtaining loans and selling common stock. There is no guarantee that we will be able to generate enough revenue and/or raise capital to support our operations.

Based on the above factors, substantial doubt exists about our ability to continue as a going concern for a minimum period of one year from the issuance of these financial statements.

The issuance of additional securities may result in a significant dilution in the equity interests of our current stockholders. Obtaining loans, assuming these loans would be available, will increase our liabilities and future cash commitments. There is no assurance that we will be able to obtain further funds required for our continued operations or that additional financing will be available for use when needed or, if available, that it can be obtained on commercially reasonable terms.

The effect of existing or probable government regulations on our business is not known at this time. Due to the nature of our business, it is anticipated that there may be increasing government regulation that may cause us to have to take serious corrective actions or make changes to the business plan.

Cash Flows For the Six Months Ended June 30, 2021 and 2020

The following table summarizes our cash flows for the periods indicated below:
	For the six months ended June 30, 2021 $	For the six months ended June 30, 2020 $
Cash provided by (used in) operating activities	(54,453)	(16,490)
Cash used in investing activities	-	-
Cash provided by financing activities	63,823	16,555

Cash Used in Operating Activities
During the six months ended June 30, 2021 cash used in operating activities of $54,453 primarily reflected our net losses for the period offset by an increase to prepaid expenses of $5,000 and an increase to subscription receivables of $191,  as well as increases to accounts payable and accrued liabilities of $36,235 and accounts payable – related parties of $125,000.
During the six months ended June 30, 2020, cash used in operating activities of $40,822 primarily reflected our net losses for the period, offset by an increase in  accounts payable and accrued liabilities of $16,080 and accounts payable – related parties of $130,738.
Cash Used in Investing Activities
During the six months ended June 30, 2021, and 2020 the Company did not expense any funds for investing activities.
Cash Provided by Financing Activities
During the six months ended June 30, 2021, and 2020, cash provided by financing activities was $63,823 and $16,555, respectively.  Results for the six months ended June 30, 2020, includes proceeds from related party advances of $16,555.   Results for the six months ended June 30, 2021, includes proceeds from related party advances of $59,323 and proceeds from subscriptions under the Company’s Reg A offering of $4,500.
Going Concern

The Company has experienced net losses to date, and it has not yet generated revenue from operations.  We have completed a Registration Statement to raise $3,000,000 under a Tier 2 Regulation A offering with the Securities and Exchange Commission and expect proceeds from the offering to allow us to continue to implement our current business plan, including the sale of subscription based software for K though 12.  We are further relying on our shareholders, officers and directors to fund shortfalls in our operations.  The Company expects it will require additional capital to fully implement the scope of its proposed business operations, however, it has not yet done so, which raises substantial doubt about its ability to continue as a going concern.  The Company will have to continue to rely on equity and debt financing. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on favorable terms.

COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The pandemic has not, to date, had any material adverse effects on the Company’s ability to execute its business plans and strategy.  As the pandemic continues to develop, it is not possible for the Company to predict the duration or magnitude of the adverse results of the development of the pandemic and its future effects on the Company’s business or results of operations. As a result, many of the estimates and assumptions used in preparation of these interim financial statements require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve with respect to the pandemic, the Company’s estimates may materially change in future periods.

The financial statements reflect all adjustments consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the periods shown. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

The Company does not currently have any obligations for capital expenditures.

Contractual Obligations, Commitments and Contingencies

The Company has entered into the following agreements:

The Company engaged Dalmore Group LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in connection with its offering under Regulation A.   The agreement has a term of one year from the effective date of January 20, 2021, and renews automatically unless any party provides notice of non-renewal at least 60 days prior to the renewal date.  Under the terms of the agreement the Company is required to pay a fee equal to 100 basis points on the aggregate amount raised by the Company under its current offering.    The Company paid $5,000 as prepaid out of pocket costs, and a fee of $850 for the FINRA submission by Dalmore.   Further, the Company paid a $20,000 one-time consulting fee.

On January 5, 2021, the Company engaged the services of Novation Solutions Inc. (O/A DealMaker) to manage its offering and subscriptions upon qualification by the SEC of the registration statement.  Under the terms of the agreement the Company was required to pay a $5,000 signing fee, as well as a $5,000 launch fee and fees of $1,000 per month to maintain the online platform provided by DealMaker.  There are also further service fees and fund release fees related to processing of the subscriptions.   The contract renews from month to month for the shorter period of the term of the offering period or one year.
On March 30, 2021, the Company signed a marketing awareness and communications agreement with InvestorBrandNetwork (IBN) at a cost of $25,000 per quarter, with each successive quarter of service requiring approval prior to commencement of work.
 Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the startup phase and have only a limited operating history, we are unable to identify any significant recent trends in revenues or expenses, and we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information to not be indicative of future operating results or financial condition.  Furthermore, there can be no assurances the Company will receive the required state and local licensing as it expands its operations.

Item 2. Other Information

None.

Item 3. Financial Statements

EMAGINOS INC.
Index to Unaudited Condensed Financial Statements

EMAGINOS INC.
 CONDENSED BALANCE SHEETS
(Unaudited)

	June 30, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	$9,526	$156
Prepaid expenses	5,000	-
Subscription receivable	191	-
Total current assets	14,717	156

Other assets
Patents and trademarks	200	200

TOTAL ASSETS	$14,917	$356

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable and accrued liabilities	$55,348	$19,113
Liability for unissued shares	4,500	-
Advances and accounts payable, related parties	1,265,557	1,081,234
Total current liabilities	1,325,405	1,100,347

Total liabilities	1,325,405	1,100,347

Stockholders' deficit
Series A Preferred stock, $1.00 par value, 1 share authorized, 1 share issued and outstanding as at June 30, 2021 and December 31, 2020	1	1
Common stock, $0.0001 par value: shares authorized 250,000,000; 101,541,500 shares issued and outstanding	10,154	10,154
Additional paid-in capital	312,107	312,107
Accumulated deficit	(1,632,750)	(1,422,253)
Total stockholders’ deficit	(1,310,488)	(1,099,991)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$14,917	$356

The accompanying notes are an integral part of these unaudited condensed financial statements.

EMAGINOS INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	For the Six Months Ended
	June 30,
	2021	2020

Net sales	$-	$-

Operating expenses:
Consulting fees	125,000	125,000
Professional fees	27,052	30,376
General and administrative expenses	58,445	7,932
Total operating expenses	210,497	163,308

Net (loss)	$(210,497)	$(163,308)

Net (loss) per common shares (basic and diluted)	$(0.00)	$(0.00)

Weighted average shares outstanding (basic and diluted)	101,541,500	101,541,500

The accompanying notes are an integral part of these unaudited condensed financial statements.

EMAGINOS INC.
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS'  DEFICIT
For the Six Months  ended June 30, 2021 and 2020
(Unaudited)

	Preferred Stock Series A		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2019	-	$-	101,541,500	$10,154	$312,107	$(1,110,675)	$(788,414)
Net loss	-	-	-	-	-	(163,308)	(163,308)
Balance, June 30, 2020	-	-	101,541,500	$10,154	$312,107	$(1,273,987)	$(951,722)

	Preferred Stock Series A		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2020	1	$1	101,541,500	$10,154	$312,107	$(1,422,253)	$(1,099,991)
Net loss	-	-	-	-	-	(210,497)	(210,497)
Balance, June 30, 2021	1	1	101,541,500	$10,154	$312,107	$(1,632,750)	$(1,310,488)

The accompanying notes are an integral part of these unaudited condensed financial statements.

EMAGINOS INC.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months ended June 30
	2021	2020
Cash Flows From Operating Activities
Net loss	$(210,497	$(163,308)
Changes in operating assets and liabilities:
Subscription receivable	(191
Prepaid expenses	(5,000	-
Accounts payable and accrued liabilities	36,235	16,080
Advances and accounts payable, related parties	125,000	130,738
Net cash used by operating activities	(54,453	(16,490)

Cash Flows From Investing Activities
Net cash provided from (used by) investing activities	-	-

Cash Flows From Financing Activities
Sale of common stock	4,500	-
Advances payable, related parties	59,323	16,555
Net cash provided from financing activities	63,823	16,555

Increase (decrease) in cash and cash equivalents	9,370	(65)

Cash at beginning of period	156	165
Cash at end of period	$9,526	$230

SUPPLEMENTAL DISCLOSURES
Interest paid	$-	$-
Income taxes paid		$-

The accompanying notes are an integral part of these unaudited condensed financial statements.

EMAGINOS INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)
June 30, 2021

Note 1 – Description of Business and Basis of Presentation

Organization and nature of business:

EMAGINOS Inc.  ("EMAGINOS" or the "Company") was incorporated under the laws of the Commonwealth of Virginia on January 24, 2008.

The Company has completed its business development plan and expects to be engaged in the transformation of the K through 12 education system in all 50 states. The Company’s work will be performed through subscription services with terms of one (1) year.  These subscriptions will be offered by the Company on an annual renewal basis in order to offer software advancements and updates with each new subscription year.

On July 20, 2020, at a Special Meeting of the shareholders, the Company amended its articles of incorporation to authorize a total of 250,000,001 shares of capital stock of which 250,000,000 shares are common stock, par value $0.0001 and 1 share is Series A Preferred stock, par value $1.00.  On July 30, 2020, the amended articles of incorporation were accepted for filing by the Commonwealth of Virginia.

On July 31, 2020, the Company issued 1 share of Series A Preferred stock at par value of $1 to the Company’s CEO, Scott Taub. The Series A Preferred stock has voting rights granting the holder 51% of all votes (including common and preferred stock) entitled to vote at any meeting or on any matter brought before the stockholders of the Company.   The share of Series A Preferred stock is not convertible into, or exchangeable for shares of stock or any class or any other series of such class or any other securities (including common stock) and has no rights to dividends or proves of the assets of the Company upon any liquidation or winding up of the Company.

On December 28, 2020, the Company filed a registration statement with the Securities and Exchange Commission (“SEC”) to raise up to $3,000,000 by way of the sale of up to 12,000,000 shares of common stock at $0.25 per share.

On January 5, 2021, the Company engaged the services of Novation Solutions Inc. (O/A DealMaker) to manage its offering and subscriptions upon qualification by the SEC of the registration statement.

On January 20, 201, the Company engaged the services of Dalmore Group Inc., broker dealer to provide operations and compliance services.

On February 25, 2021, the SEC deemed effective the Company’s registration statement on Form 1-A, and the Company commenced its offering of up to $3,000,000 by way of the sale of up to 12,000,000 shares of common stock at $0.25 per share.  As of the date of this filing, the Company has sold a total of 18,000 common shares for total proceeds of $4,500 under the offering.

During March 2021, the Company received $40,000 for operations from a director and officer of the Company.

On March 30, 2021, the Company signed a marketing awareness and communications agreement with InvestorBrandNetwork (IBN) at a cost of $25,000 per quarter, with each successive quarter of service requiring approval prior to commencement of work.

The Company has completed its business development plan and expects to be engaged in the transformation of the K through 12 education system in all 50 states. The Company’s work will be performed through subscription services with terms of one (1) year.  These subscriptions will be offered by the Company on an annual renewal basis in order to offer software advancements and updates with each new subscription year. The Company is currently raising capital under an offering statement under Regulation A to fully implement its business plan.

Note 2 – Summary of Significant Accounting Policies

Financial Statement Presentation:  The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The unaudited condensed financial statements included herein are unaudited. Such financial statements, in the opinion of management, contain all adjustments necessary to present fairly the financial position and results of operations as of and for the periods indicated. These interim results are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other period. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, and because of this, for further information, readers should refer to the financial statements and footnotes included in its Form 1-K for the fiscal year ended December  31, 2020 filed on April 30, 2021.

Fiscal year end: The Company has selected December 31 as its fiscal year end.

EMAGINOS INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)
June 30, 2021

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from these estimates.

Cash Equivalents: The Company considers all highly liquid investments with original maturities of 90 days or less from the date of purchase to be cash equivalents.

Related parties: For the purposes of these financial statements, parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Income taxes: The Company has adopted ASC Topic 740 – "Income Taxes" ASC Topic 740 which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic and Diluted Loss Per Share: In accordance with ASC Topic 260 – "Earnings Per Share," the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common stock outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if the potential common stock had been issued and if the additional shares of common stock were dilutive.  The Company has no potentially dilutive securities outstanding during the periods presented.

New Accounting Pronouncements: Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”), (including its EITF, the AICPA and the SEC), did not or are not believed by management to have a material effect on the Company's present or future financial statements.

Note 3 – Going Concern

The Company has experienced net losses to date, and it has not yet generated revenue from operations.  The Company has filed a registration statement to raise up to $3,000,000, however, there can be no assurance that the Company will be successful in raising funds under this registration statement.  As of June 30, 2021, the Company has raised a total of $4,500. The Company to date has been funded by private placements, management and by its shareholders, and currently does not have sufficient resources to meet its operating capital needs as they come due which raises substantial doubt about its ability to continue as a going concern.  The Company continues to rely on equity and debt financing and shareholder advances. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on favorable terms.

The COVID-19 pandemic could have an adverse impact on the Company going forward.  COVID-19 has caused significant disruptions to the global financial markets, which may severely impact the Company’s ability to raise additional capital and to pursue certain planned business activities. The Company may be required to cease operations if it is unable to finance its’ operations. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report and is highly uncertain and subject to change. Management is actively monitoring the situation but given the daily evolution of the COVID-19 outbreak, the Company is not able to estimate the effects of the COVID-19 outbreak on its operations or financial condition in the next 12 months. There are no assurances that the Company will be able to meet its obligations, raise funds or implement its planned business objectives to obtain profitable operations.

The financial statements reflect all adjustments consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the periods shown. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

EMAGINOS INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)
June 30, 2021

Note 4 – Prepaid Expenses

In January 2021, the Company engaged Dalmore Group LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in connection with its offering under Regulation A.  The Company has paid a retainer of $5,000 for expenses to be incurred relative to out-of-pocket expenses.

Note 5 – Related Party Transactions

As of June 30, 2021, and December 31, 2020, related parties are due a total of $1,265,557 and $1,081,234, respectively.

	June 30,	December 31,
	2021	2020
Scott Taub	$815,557	$681,234
Allan Jones	450,000	400,000
Total related party payables	$1,265,557	$1,081,234

For each of the six months ended June 30, 2021, and 2020, the Company was invoiced $75,000 as consulting services by Mr. Scott Taub, the Chairman, CEO and a director of the Company.

For each of the six months ended June 30, 2021, and 2020, the Company was invoiced $50,000 as consulting services by Mr. Allan Jones, the President, CFO, Secretary and a director of the Company.

	Scott Taub	Allan Jones
Balance, December 31, 2020	681,234	400,000
Consulting services	75,000	50,000
Cash advanced to the Company	55,485
Expenses paid on behalf of the Company	3,838	-
Balance, June 30, 2021	$815,557	$450,000

During the six months ended June 30, 2021, Scott Taub made cash advances to the Company of $55,485 and paid expenses on behalf of the Company in the amount of $3,838.

On July 31, 2020, Scott Taub was issued 1 share of Series A Preferred stock at par value of $1.  The share of Series A Preferred stock grants the holder 51% of the votes of all outstanding stock, including common and preferred stock at any matter to be voted on by the shareholders of the Company.

Note 6 – Capital Stock

The Company has authorized 250,000,001 shares of stock of which there are 250,000,000 shares of common stock, par value $0.0001 and 1 share of Series A Preferred Stock, par value $1.

Common Stock

During the fiscal year ended December 31, 2020, the Company did not sell any shares of common stock.  During the six months ended June 30, 2021, the Company sold 18,000 shares at $0.25 per share, for a total of $4,500 in subscriptions.  The 4,500 shares have not been issued as of June 30, 2021 and are reflected on the balance sheet as Liability for unissued shares.

As of June 30, 2021, and December 31, 2020, there were 101,541,500 common shares issued and outstanding.

EMAGINOS INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)
June 30, 2021

Note 6 – Capital Stock (Continued)

Preferred Stock

During the fiscal year ended December 31, 2020, the Company authorized and designated 1 share of Series A Preferred Stock.  The Series A Preferred stock has voting rights granting the holder 51% of all votes (including common and preferred stock) entitled to vote at any meeting or on any matter brought before the stockholders of the Company.   The share of Series A Preferred stock is not convertible into, or exchangeable for shares of stock or any class or any other series of such class or any other securities (including common stock) and has no rights to dividends or proves of the assets of the Company upon any liquidation or winding up of the Company.

On July 31, 2020, the Company issued the 1 share of Series A Preferred Stock to Scott Taub, a director and officer of the Company at par value of $1.

As at June 30, 2021 and December 31, 2020 there was 1 share of Series A Preferred Stock issued and outstanding.

Note 7 - Subsequent Events

The Company has evaluated events for the period from June 30, 2021, through the date of the issuance of these financial statements and determined that there are no additional events requiring disclosure.

 Item 4. Exhibits
INDEX TO EXHIBITS
Description	Exhibit Number
Articles of Incorporation*	3.1
Articles of Amendment to Articles of Incorporation of Emaginos, Inc. dated September 22, 2011*	3.1.1
Articles of Amendment to Articles of Incorporation of Emaginos, Inc. dated July 30, 2020†	3.1.2
Bylaws dated November 2, 2018#	3.2
Amended Bylaws dated July 20, 2020†	3.2.1
Form of Subscription Agreement<	4.1
Broker-Dealer Agreement dated January 20, 2021 between Emaginos, Inc. and Dalmore Group, LLC<	6.1
Software as a Service Agreement dated January 5, 2021, between Novation Solutions Inc. (O/A DealMaker) and Eaginos, Inc. ^	6.2

*Incorporated by reference to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 7, 2011.
#Incorporated by reference to the Company's Registration Statement as amended on Form S-1/A filed with the Securities and Exchange Commission on March 8, 2019.
†Incorporated by reference to the Company's Registration Statement on Form 1-A filed with the Securities and Exchange Commission on November 25, 2020.
<Incorporated by reference to the Company's Registration Statement on Form 1-A filed with the Securities and Exchange Commission on February 2, 2021
^Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2021.

Emaginos Inc.

By:	/s/ Scott Taub
Name: Scott Taub
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Scott Taub	Date: September 28, 2021
Name: Scott Taub Title: Chief Executive Officer, Director, Chairman of the Board (Principal Executive Officer)

By: /s/ Allan C. Jones	Date: September 28, 2021.
Name: Allan C. Jones Title: President, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)